SOCIAL MEDIA POSTS

Vishal Garg @vishal_better · 2h

Looks like the Cantor analyst report is out on X. Take a look at what $betr bankers have to say about the new management.

Luke @lukestocks0101 · 22h

$BETR

CANTOR

FinTech & Digital Assets

Better Home & Finance Holding Company (BETR)

Company Update

Governance Dispute Coming to a Head

EQUITY RESEARCH
September 3, 2026

Price: 12.30
Price Target: $16.00

Rating: Neutral

Key Statistics:

Symbol	NASDAQ: BETR
52-Week Range	11.11 - 94.06
Market Cap	233.8
ADV (3 mo)	510,241
Shares Out (M)	13.3

Research Analysts:

Ramsey El-Assal
212-915-1239
Ramsey.El-Assal@cantor.com

Shray Gurtata
212-829-4964
Shray.Gurtata@cantor.com

Ryan Campbell
212-829-4962
Ryan.Campbell@cantor.com

Joseph Jarrard
212-915-1038
Joseph.Jarrard@cantor.com

One-Year Price History



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BETR

The key takeaway. BETR has been engaged in an intense contest with former CEO and founder Vishal Garg to determine whether Mr. Garg's recent termination will be unwound or reconfirmed. The issue boils down to whether shareholders approve of the Board's decision to terminate Mr. Garg or not. Given the stock fell ~37% the day after the announcement (August 4) and has subsequently fallen further (down ~52% since August 4, vs. the S&P 500 up ~1% over the same time period), it is safe to assume that many shareholders were negatively surprised by the move. Despite concern with Mr. Garg's management style, our belief is that many shareholders also see Mr. Garg as a critical nexus of key business relationships, strategic vision, and sales execution. In this context, while the Board's decision to remove Mr. Garg was likely seen internally as de-risking the business, BETR price action since the move may imply that many shareholders see the opposite.

Rapid movement toward resolution. In this context, The "Garg Group" filed a Written Consent on 8/21 to force a shareholder vote to significantly reconstitute the Board and reverse the company's recent actions (which effectively means reappointing Mr. Garg, in our opinion). The Written Consent also indicates the reconstituted Board would immediately continue its search for a new CEO. It is our understanding that—according to Delaware law—a majority of outstanding voting power will be needed by the group to prevail. The collection of consents is currently occurring, with the Consent filing citing 9/8 as the Garg Group's target date for shareholders to submit their vote (though we presume if a majority of votes on one side or the other are reached prior to this date, the contest would be decided).

Background: Leadership transition turned governance fight. On August 3, BETR announced that Vishal Garg had "mutually agreed" to transition out of the CEO role, with newly appointed director Daniel Lewis succeeding him as Interim CEO; the company initially framed the change as an orderly transition, with Mr. Garg remaining on the Board. The situation quickly escalated into competing legal and proxy campaigns: following Mr. Garg's public announcement that he had secured majority shareholder support to reconstitute the Board, BETR sued him in federal court in New York, alleging that he improperly coordinated with other shareholders and solicited consents without making the required disclosures. Mr. Garg subsequently formalized the campaign by delivering a signed written consent on August 21. Separately, BETR adopted a poison-pill plan on August 20, triggered if any individual or group amasses 15%+ ownership/voting power (though

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Vishal Garg @vishal_better · 2h

Page 2 of cantor report re $BETR new management

Better

Better Home & Finance Holding ...

BETR **$13.57** -0.22%



Luke @lukestocks0101 · 22h

$BETR

CANTOR

September 3, 2026

existing cap table positions above the threshold were grandfathered in as of August 20, subject to limits on further acquisitions or new affiliates).

The courts weigh in. The New York court denied BETR's request for emergency injunctive relief, claiming BETR had not shown irreparable harm and that public disclosures adequately informed shareholders about the dispute. We note BETR's underlying securities-law-related claims remain unresolved: while the court ruled against BETR's request for an immediate order stopping Mr. Garg's solicitation, it did not decide whether Mr. Garg actually violated securities law. Separately, Mr. Garg challenged BETR's poison pill/limited-duration shareholder-rights plan in the Delaware Chancery Court. While the Delaware court denied Mr. Garg's request for temporary relief, leaving the poison pill in place, our belief is that the plan currently remains "un-triggered", as the court has yet to find that Mr. Garg and other investors legally constitute an unauthorized "group" (i.e., with a 15%+ stake). In this context, we see a simple majority of outstanding voting power determining which side is victorious—keeping in mind that each side likely has various legal options available to further contest or appeal the vote's outcome.

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Vishal Garg @vishal_better · 20h

See chart below. We started working on token backed mortgage with our partners at Fannie Mae back in April 2025, got coinbase engaged in fall 2025. Everyone on the board, including @danielsethlewis was NEGATIVE about it. I think it was one of the reasons I got fired - misallocation of time, energy and resources, when it literally was a team of 5 people. Now they issue press releases saying its the best partner launch ever. It's always obvious in hindsight. The time to monetize will be in the months ahead. Why am I confident of my plan, because we were finally starting to sow the seeds of what we have been working on for 2 1/2 years. $BETR

Better

Better Home & Finance Holding ...
BETR **$13.57** -0.22%



Naeem Aslam @NaeemAslam23 · Sep 8

🚨 🌐 TOKENIZED ASSETS BREAK 3.5 MILLION HOLDERS AS WALL STREET’S 24/7 SHIFT ACCELERATES

RWA.xyz shows 3.58 million tokenized-asset holders today, up 108.9% in 30 days, while represented asset value stands at $386.9 billion. ...



Total Number of Tokenized Asset Holders
4,000,000
3,000,000
2,000,000
1,000,000
0
1/1/24
7/1/24
1/1/25
7/1/25
1/1/26
7/1/26
TOTAL NUMBER OF
TOKENIZED ASSET HOLDERS
SURGES +109% IN 30 DAYS
Source: RWA.xyz



Vishal Garg @vishal_better · 14h

This is all you can do @danielsethlewis - nitpick. You and the board wasted weeks of my time telling me you would do a consensual removal.

We are giving shareholders who haven't gotten the chance to vote because the proxies had to be physically mailed because YOU decided to contest the vote.

Which meant that Broadridge wouldn't do an online process so all individuals have to be mailed a physical card.

Some shareholders still haven't received their vote cards. I just had a shareholder tell me that his shares are at Schwab and vangaurd and he just received his cards. My own shares for my 10b5 plan are at JPM Chase and I got my cards earlier this am.

You have an issue with us giving them more time ? Really ?

Of course you do, you've been spending $700k per week - more than the entire companies marketing budget on lawyers and proxy agents to entrench yourself in the seat. You and the board adopted a poison pill , you filed for a TRO in court to stop the vote.

No legitimate leader does that.

So now, why don't you tell us something YOU GOT DONE for the company versus some of the things I didn't get done.

I hear you are STILL NOT in the office and won't be all week.

I hear some VERY senior execs who are directly responsible for revenue are leaving because they think your Broker portal idea is one of the dumbest market entry points they have ever heard of.

You've now been in the seat for a month, what have you accomplished Daniel other than complain about me.

$BETR

3:13 62

$betr rate rangers

internet, please return via mail"

Joseph

@vishal_better Are there additional partners you worked on before leaving that shareholders still don't know about, particularly ones you believe could generate enough meaningful volume/revenue to help push BETR toward breakeven? If so, how many are there and how far along were they?

Yesterday 10:10 AM

Replied to Joseph

@vishal_better Are there additional...

Yes publicly have stated 5 partners. Big ones. Meaningful. Our land and expand strategy was working.

Replied to Joseph

Proxy voting has now hit fidelity

Great. Pls vote with your physical cards. If you got yours vis UPS pls do so and return back. Instruction video on X in $betr

Adrien

Message

2

3:14

$betr rate rangers

her.

Ask any of the other employees and senior leaders too. They will speak to you privately only.

Since Daniel literally fired 2 execs via text message for disagreeing with him there appears to have been a chilling effect.

I hear Finance and capital markets team are pushing back on the insanity though —— they know Daniel doesn't know anything.

It's like he just discovered that the internet exists and he wants to make a web portal for mortgage brokers to submit HELOC applications and wait for an answer back.

Edited

investnplay1

I can see him firing people for disagreeing with him

From Provence. Over text.

Adrien replied to you

Message

3:13 63

$betr rate rangers

2025/2026 making the right moves. But...alas, once again we had to dilute in April this year and even then Q2 costs got worse still....

👍 💯 3

🕉Cosmic Karma 🕉



ETTER HOME & FINANCE HOLDING COMPANY | 2026 Contested Consent Meeting
To be held Tuesday, October 20, 2026

Meeting Agenda

Not Voted

Vote by October 19, 2026 11:59 p.m. ET

Message(s):

We cannot accept your voting instructions via the internet. If time permits, please return the voting instructions form in the enclosed business return envelope or contact your financial institution.

What kind of Bullshit is this? They want the default to be No Votes to help the board.

Who has the time to print out, vote, mail? What's the guarantee that it will be opened, read, counted?

Its rigged against @vishal_better

yes, thats the process across all of these types of deals. if you can just print and mail this back that would be really really helpful. thank you so much !

Joseph

Message

3:14 62

$betr rate rangers

I am sorry. I have been constructive - published a deck, published a 90 day plan.

investnplay1 replied to you

From Provence. Over text.

Yeah I can see that. I don't believe Daniel can or should be CEO... but as it stands it seems the business needs a new, strong CEO to get the business on track

Richard Raizes

How long can this governance battle go on for? We're bleeding cash, confidence, and dilution becomes more likely as time goes on.

I have been subjected to personal attacks, clown memes, a 30 page deck decrying things from anonymous employees or non employees from 2022.
Please.

Adrien

Message

2

3:13 63

$betr rate rangers

Joseph

@vishal_better when will you know if you have the votes?

I find out end of day each day. Many firms didn't even open for voting till today. I think Schwab may still be closed or force people into physical. Working through it with each brokerage firm. If you have shares over 5k shares and haven't gotten a physical green card or gotten an email from your broker to vote - pls dm me.

attytrader

~150k share purchase at the close.

Justin Klish replied to attytrader

~150k share purchase at the c...

You?

attytrader

Not me but will be purchasing another ~$10k or so this week.

Justin Klish

Was gonna say you a 🐳

Message

2

Justin

Question for both Daniel and Vishal. Since you're both looking toward selecting a permanent CEO, have either of you considered Leah Price? I think she could be a really strong candidate given her knowledge of Better, Tinman and the mortgage industry. I also think she'd have a lot of support from shareholders, and I've always been a big believer in promoting from within when you have the right person already there. Curious if she's been considered

Monday 6:14 PM

Justin Klish

She has no executive experience though

Ask Leah what she thinks of Daniel and his broker portal idea ....

Daniel is all in on heloc via broker portal. One idea , one implementation. Ask Leah. You guys know where to find her.

Ask any of the other employees and